UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                   Washington, DC 20549

                         FORM   RW

                  Request  for Withdrawal

                     Date of  Report
                       June 7, 2004


            BROADBAND WIRELESS INTERNATIONAL CORPORATION
       (Exact name of registrant as specified in its charter)


                               Nevada
           (State or other jurisdiction of incorporation)

                             000-08507
                      (Commission File Number)

                             75-1441442
         (State or other (IRS Employer Identification No.)



            110 Public Square Adairsville, Georgia 30103
              (Address of principal executive offices)


         Registrant's telephone number, including area code
                            770-877-3445





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  June 7, 2004

  U.S.  Securities and Exchange Commission
  Division of Corporation Finance
  450 Fifth Street, N.W.
  Washington, D.C. 20549

  Attn:  Michael R. McCoy or Whom it may concern

  Re:  Broadband Wireless International Corporation.
       Withdrawal of Registration Statement on Form 8-K
       File No.  04796989
                  ---------

  Dear Mr. McCoy or Whom it may concern:

  Broadband Wireless International Corporation. (The "Registrant")
   hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form 8-K (File No. 04796989) originally filed on May 11, 2004.

  The filing was submitted by Ron Tripp, a former Officer of the corporation who that was terminated on May 6, 2004. The
  Registration Statement on Form 8-K (File No. 04796989) was an unauthorized filing by the above mentioned terminated Officer.

  Please forward copies of the order consenting to the withdrawal of the 8-K to the undersigned at PO BOX 1402 Adairsville, GA 30103 with a copy to Sharon McCoy, Esq., 5 South Public Square Suite 303 Cartersville, GA 30120. If you have any questions regarding this request, please call Mr. Paul
  R. Harris at  (770) 877-3445.


  Thank you for your assistance.


  Broadband Wireless International Corporation.

  By:  /s/ Paul R. Harris
  --------------------------
  Paul R. Harris
  Chairman of the Board,
  Chief Executive Officer


  By:  /s/ Ben F. Stanley
  --------------------------
  Ben F. Stanley
  Chief Financial Officer


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